SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



THE PROFIT SHARING RETIREMENT PLAN OF THE PROCTER & GAMBLE
COMMERCIAL COMPANY


Financial Statements for the Years Ended June 30, 1996 and
1995 and Independent Auditor's Report





THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
------------------------------------------------------------------------------


                                                                    Page

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, June 30,
  1996 and 1995                                                       2

  Statements of Changes in Net Assets Available for Benefits
  for the Years Ended June 30, 1996 and 1995                          3

  Notes to Financial Statements for the Years Ended June 30,
  1996 and 1995                                                       4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by the Procter & Gamble Master Savings Trust in which this plan participates:

  Assets Held for Investment

  Reportable Transactions for the Period Ended June 30, 1996

  Assets Acquired and Disposed of Within Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default










INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of
  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of the Procter & Gamble Commercial Company as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by PNC Bank, Ohio, N.A., and the Bankers Trust Company, the trustees of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing the information provided by the trustees, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the Plan's financial statements as of and for the year ended June 30, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustees, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of June 30, 1996, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
------------------------
Deloitte & Touche LLP
October 3, 1996








THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1996 AND 1995
------------------------------------------------------------------------------

                                                     1996           1995

ASSETS:
 Investment in the Procter & Gamble Master
  Savings Trust, at fair value                    $22,409,396    $18,761,372
 Contributions receivable                           2,303,357      2,089,491
 Accrued income and other                               2,350          2,507
                                                  -----------    -----------
     Total assets                                  24,715,103     20,853,370

LIABILITIES -  Other                                    7,310             49
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $24,707,793    $20,853,321
                                                  ===========    ===========

See notes to financial statements.





THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 1996 AND 1995
------------------------------------------------------------------------------
                                                     1996           1995

ADDITIONS:
 Equity in net earnings of the Procter &
  Gamble Master Savings Trust                     $ 3,839,890    $ 2,259,659
 Net appreciation in fair value of investments                       900,555
 Interest and dividends                                               68,361
                                                  -----------    -----------
     Total Investment Income                        3,839,890      3,228,575
                                                  -----------    -----------
 Company contributions                              2,411,673      2,093,515
                                                  -----------    -----------
     Total additions                                6,251,563      5,322,090
                                                  -----------    -----------

DEDUCTIONS:
 Distributions to participants                      2,389,828      1,085,139
 Other                                                  7,263             49
                                                  -----------    -----------
     Total deductions                               2,397,091      1,085,188
                                                  -----------    -----------

NET INCREASE                                        3,854,472      4,236,902

NET ASSETS AVAILABLE FOR BENFITS:
 Beginning of year                                 20,853,321     16,616,419
                                                  -----------    -----------

 End of year                                      $24,707,793    $20,853,321
                                                  ===========    ===========

See notes to financial statements.





THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1996 AND 1995
------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals, Inc. (formerly Eaton Laboratories, Inc.) and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (Company). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      All Plan assets were transferred from the Bankers Trust Company (Bankers Trust) to PNC Bank, Ohio, N.A. (PNC Bank) during the 1995 Plan year. All Plan assets are held in the Procter & Gamble Master Savings Trust (Master Trust) at June 30, 1996, along with the assets of other Company sponsored defined contribution plans (see Note 4). Each of the Plans has a proportionate and undivided ownership interest in the Master Trust assets.

      CONTRIBUTIONS AND VESTING - The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and number of credit service years of each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. The following schedule details the participation percentages by years of service.


                                                            PARTICIPATION
      YEARS OF SERVICE                                      PERCENTAGE

      1-3                                                        8%
      4-6                                                        9%
      7-8                                                        10%
      9-10                                                       11%
      11-12                                                      12%
      13-14                                                      13%
      15 or more                                                 14%


      Subsequent to July 1, 1989, participants are vested 100% upon completion of the five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death and also upon attainment of 65 years of age, regardless of years of service.

      DISTRIBUTIONS - Distributions of Plan benefits may be made in a lump sum or in installment payments over a period not to exceed fifteen years after the date of death, termination, retirement, or disability. Distributions payable to participants as of June 30, 1996 are approximately $404,000. There were no distributions payable to participants at June 30, 1995.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was to have been forfeited is restored to the participant's account. Forfeited amounts are used to reduce the Plan Sponsors' annual contribution.

      PARTICIPANT ACCOUNTS - Prior to the change in trustees during 1996, contributions were allocated between the Bankers Trust Equity Index Fund and Company Stock Fund. Effective with the change in trustees, participants may allocate contributions made to their account in one or all of the following investment options offered by the Master Trust (Note
      5):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced fund consisting of both equity and fixed securities.





The activity and balances in the funds are summarized as follows for the years ended June 30, 1996 and 1995:

                                                                                              Master
                         Bankers       Bankers                     Master        Master       Trust
                         Trust         Trust         Master        Trust         Trust        Management Master
                         Equity        Company       Trust         Company       Managed      Large      Trust
                         Index         Stock         Reserve       Stock         Bond         Company    Diversified
                         Fund          Fund          Fund          Fund          Fund         Fund       Fund          Total
Net assets available
 for benefits,
 June 30, 1994           $12,636,548   $3,979,871                                                                      $16,616,419

Equity in net earnings
 of the Procter &
 Gamble Master Savings
 Trust                                                             $  659,518                            $ 1,600,141     2,259,659
Company contributions       (122,511)     126,533    $  407,352     1,102,751    $ 58,198     $209,617       311,575     2,093,515
Net appreciation in
 fair value of
 investments                 283,817      616,738                                                                          900,555
Interest and dividends        34,121       34,240                                                                           68,361
Distributions to
 participants               (696,129)    (216,377)                    (63,273)                              (109,360)   (1,085,139)
Interfund transfers           (8,420)       8,420     1,879,018       948,099      37,907       50,271    (2,915,295)
Transfer (to) from
 trustees                (12,127,426)  (4,549,425)                  4,025,558                             12,651,293
Other                                                                     (49)                                                 (49)
                         -----------   ----------    ----------    ----------    --------     --------   -----------   -----------
Net assets available
 for benefits,
 June 30, 1995                                        2,286,370     6,672,604      96,105      259,888    11,538,354    20,853,321

Equity in net earnings
 of the Procter &
 Gamble Master Savings
 Trust                                                  122,533     1,686,970      10,985       92,930     1,926,472     3,839,890
Company Contributions                                   347,264     1,213,767     106,576      369,373       374,693     2,411,673
Distributions to
 participants                                           (10,748)     (826,246)     (7,321)      (7,005)   (1,538,508)   (2,389,828)
Interfund transfers                                     343,594       718,961     (17,850)     248,682    (1,293,387)
Other                                                                  (3,193)        -            -          (4,070)       (7,263)
                         -----------   ----------    ----------    ----------    --------     --------   -----------   -----------
Net assets available
 for benefits,
 June 30, 1996                 -              -      $3,089,013    $9,462,863    $188,495     $963,868   $11,003,555   $24,707,793
                         ===========   ==========    ==========    ==========    ========     ========   ===========   ===========





      PLAN TERMINATION - Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts and the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company Common Stock is valued at the closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by the trustee.

      EXPENSES OF THE PLAN - All expenses of the Plan are paid by the Plan Sponsors.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees' trust under Section 401(a) of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 1996 and 1995.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC
      Bank). The Plan's assets were transferred from Bankers Trust to the Master Trust through a series of transactions during the 1995 Plan year.

      Use of a Master Trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust.

      The following represents the 1996 audited information regarding the Master Trust. The Plan's investment in the Master Trust represents five percent or more of the Plan's net assets.





      Assets of the Master Trust at June 30, 1996 are summarized as follows:

                                             COLLECTIVE                                                  MANAGEMENT
                              COMPANY        INCOME         RESERVE        MANAGED        DIVERSIFIED    LARGE COMPANY
                              STOCK FUND     FUND           FUND           BOND FUND      FUND           FUND           TOTAL
Investments, at fair value    $39,898,303    $ 1,069,360    $33,444,591    $ 7,418,762    $28,770,033    $39,728,293    $150,329,342
Accrued interest and
 dividends                         10,764                         3,198          4,502            757            192          19,413
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $39,909,067    $ 1,069,360    $33,447,789    $ 7,423,264    $28,770,790    $39,728,485    $150,348,755
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's investment in
 Master Trust                 $ 8,332,808            -      $ 2,698,235    $   143,976    $10,650,569    $   586,158    $ 22,411,746
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's percentage ownership
 in Master Trust                      21%            -               8%             2%            37%             1%             15%
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investments held by the Master Trust at June 30, 1996 are summarized as follows:

                                             COLLECTIVE                                                  MANAGEMENT
                              COMPANY        INCOME         RESERVE        MANAGED        DIVERSIFIED    LARGE COMPANY
FAIR VALUE                    STOCK FUND     FUND           FUND           BOND FUND      FUND           FUND           TOTAL
The Procter & Gamble Company
 common stock                 $37,279,772                                                                               $ 37,279,772
Registered investment
 companies                                   $ 1,069,354                                                                   1,069,354
Mutual funds                                                $32,549,485    $ 6,123,232    $28,769,928    $39,727,953     107,170,598
Short-term investments          2,618,531              6        895,106      1,295,530            105            340       4,809,618
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total investments at fair
 value                        $39,898,303    $ 1,069,360    $33,444,591    $ 7,418,762    $28,770,033    $39,728,293    $150,329,342
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

      Investment income from the Master Trust for the Year Ended June 30,
      1996 is summarized as follows:

Net appreciation in fair
 value of investments         $ 9,834,651    $    77,805    $ 1,915,455    $   425,453    $ 4,871,804    $ 6,936,932    $ 24,062,100
Dividends                         744,985                                                                                    744,985
Interest                           80,708                        27,760         40,069            266            108         148,911
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $10,660,344    $    77,805    $ 1,943,215    $   465,522    $ 4,872,070    $ 6,937,040    $ 24,955,996
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's equity in net
 earnings of Master Trust     $ 1,686,970    $       -      $   122,533    $    10,985    $ 1,926,472    $    92,930    $  3,839,890
                              ===========    ===========    ===========    ===========    ===========    ===========    ============




5.    INFORMATION CERTIFIED BY THE TRUSTEES

      The following represents 1995 unaudited information regarding the Master Trust that was prepared by PNC Bank and 1995 unaudited information regarding Bankers Trust investments, the trustees of the Plan, and furnished to the plan administrator. The plan administrator has obtained certifications from the trustees that such information is complete and accurate.


      Assets of the Master Trust at June 30, 1995 are summarized as follows (unaudited):

                                             COLLECTIVE                                                  MANAGEMENT
                              COMPANY        INCOME         RESERVE        MANAGED        DIVERSIFIED    LARGE COMPANY
                              STOCK FUND     FUND           FUND           BOND FUND      FUND           FUND           TOTAL
      Investments, at fair
       value                  $39,724,675    $1,467,184     $31,673,509    $7,650,053     $30,758,610    $33,016,268    $144,290,299
      Accrued interest and
       dividends                    1,157            51          11,593           948           4,741          1,142          19,632
                              -----------    ----------     -----------    ----------     -----------    -----------    ------------

      Total                   $39,725,832    $1,467,235     $31,685,102    $7,651,001     $30,763,351    $33,017,410    $144,309,931
                              ===========    ==========     ===========    ==========     ===========    ===========    ============

      Plan's investment in
       Master Trust           $ 5,113,533            -              -              -      $13,647,839           -       $ 18,761,372
                              ===========    ==========     ===========    ==========     ===========    ==========     ============

      Plan's percentage
       ownership interest
       in Master Trust                13%            -             -               -              44%           -               13%
                              ===========    ==========     ===========    ==========     ===========    ==========     ============



      Investments held by the Master Trust at June 30, 1995 are summarized as follows (unaudited):

                                             COLLECTIVE                                                  MANAGMENT
                              COMPANY        INCOME         RESERVE        MANAGED        DIVERSIFIED    LARGE COMPANY
      FAIR VALUE              STOCK FUND     FUND           FUND           BOND FUND      FUND           FUND           TOTAL
      The Procter & Gamble
       Company common stock   $39,439,812                                                                               $ 39,439,812
      Registered investment
       Companies                             $ 1,467,175                                                                   1,467,175
      Mutual Funds                                          $27,388,182    $ 6,601,700    $28,688,346    $30,253,380      92,931,608
      Short-term investments      284,863              9      4,285,327      1,048,353      2,070,264      2,762,888      10,451,704
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

      Total investments at
       fair value             $39,724,675    $ 1,467,184    $31,673,509    $ 7,650,053    $30,758,610    $33,016,268    $144,290,299
                              ===========    ===========    ===========    ===========    ===========    ===========    ============


      Investment income from the Master Trust for the Year Ended June 30, 1995 is summarized as follows (unaudited):

      Net appreciation
       in fair value of
       investment             $ 8,834,944    $ 1,261,495    $   851,324    $   572,993    $ 3,270,101    $ 5,839,815   $ 20,630,672
      Dividends                   670,215                                                                                   670,215
      Interest                      4,342          4,920          6,956          1,865          8,398          9,097         35,578
                              -----------    -----------    -----------    -----------    -----------    -----------   ------------

Total                         $ 9,509,501    $ 1,266,415    $   858,280    $   574,858    $ 3,278,499    $ 5,848,912   $ 21,336,465
                              ===========    ===========    ===========    ===========    ===========    ===========   ============

      Plan's equity in
       net earnings
       of Master Trust        $   659,518            -              -              -      $ 1,600,141            -     $  2,259,659
                              ===========    ===========    ===========    ===========    ===========    ===========   ============





      Interest and dividend income and changes in the value of the Plan investments, which include investments bought and sold as well as held during the year ended June 30, 1995 by Bankers Trust consist of the following:


      Net appreciation in fair value of investments              $900,555
      Interest and dividend income                                 68,361
                                                                 --------

      Total investment income                                    $968,916
                                                                 ========


                                   * * * * * *


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Profit Sharing Retirement Plan
                                   of The Procter & Gamble Commercial
                                   Company




                                  /S/JOHN R. SMITH
Date:  October 16, 1996           ---------------------------------------
                                  John R. Smith
                                  Member, Benefits Committee







                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche               11